Powell Max Limited

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

December 16, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Rebekah Reed

Re:	Powell Max Limited (the “Company”) (CIK No. 0002012096)

Registration Statement on Form F-1, as amended

File No. 333-283547

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm EST on December 19, 2024, or as soon as thereafter practicable. The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Clayton Parker of K&L Gates LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

Powell Max Limited

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	CEO and Executive Director